IAMGOLD FILES NI 43-101 TECHNICAL REPORT FOR PREVIOUSLY ANNOUNCED BOTO GOLD PROJECT OPTIMIZATION STUDY

Toronto, Ontario, February 14, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the Company has filed a National Instrument 43-101 ("NI 43-101") Technical Report on the Optimization Study for the Boto Gold Project, Senegal, West Africa, reported in the Company's news release dated January 13, 2020.

The study was completed by IAMGOLD and Lycopodium and incorporates the work of IAMGOLD, Lycopodium and Specialist Consultants and has an effective date of December 31, 2019.

The NI 43-101 Technical Report can be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with three operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com